As filed with the Securities and Exchange Commission on January 5, 2022. Registration No. 333-171018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

LENDLEASE CORPORATION LIMITED

ABN 32 000 226 228

(FORMERLY KNOWN AS LEND LEASE CORPORATION LIMITED)

LENDLEASE RESPONSIBLE ENTITY LIMITED

ABN 72 122 883 185

in its capacity as responsible entity and trustee of LENDLEASE TRUST

ARSN 128 052 595

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Australia

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ____________, 2022 among Lendlease Corporation Limited, Lendlease Responsible Entity Limited, in its capacity as responsible entity and trustee of Lendlease Trust, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.       Certification under Rule 466. – Not Applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 5, 2022.

Legal entity created by the agreement for the issuance of depositary shares representing stapled securities, consisting of ordinary shares of Lendlease Corporation Limited and units of Lendlease Trust.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Lendlease Corporation Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Barangaroo, Australia, on January 5, 2022.

Landlease Corporation Limited

By:	/s/ Karen Marie Pedersen
Name:	Karen Marie Pedersen
Title:	Attorney

By:	/s/ Wendy Lee
Name:	Wendy Lee
Title:	Attorney

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 5, 2022.

/s/ Anthony Lombardo	Managing Director and Chief Executive Officer
Anthony Lombardo	(principal executive officer)

/s/ Simon Dixon	Chief Financial Officer
Simon Dixon	(principal financial officer)

/s/ Simon Benson	Group Chief Accountant
Simon Benson	(principal accounting officer)

/s/ Michael J. Ullmer AO	Director and Chairman
Michael J. Ullmer AO

/s/ Jane S. Hemstritch	Director
Jane S. Hemstritch

/s/ Nicola M. Wakefield Evans	Director
Nicola M. Wakefield Evans

/s/ David P. Craig	Director
David P. Craig

/s/ Philip M. Coffey	Director
Philip M. Coffey

/s/ Elizabeth M. Proust	Director
Elizabeth M. Proust

/s/ Robert Welanetz	Director
Robert Welanetz

/s/ Denis Hickey	Authorized Representative in the United States
Denis Hickey

Pursuant to the requirements of the Securities Act of 1933, Lendlease Responsible Entity Limited, in its capacity as the responsible entity and trustee of Lendlease Trust, has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Barangaroo, Australia, on January 5, 2022.

Landlease Responsible Entity Limited

By:	/s/ Karen Marie Pedersen
Name:	Karen Marie Pedersen
Title:	Attorney

By:	/s/ Wendy Lee
Name:	Wendy Lee
Title:	Attorney

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 5, 2022..

/s/ Anthony Lombardo	Managing Director and Chief Executive Officer
Anthony Lombardo	(principal executive officer)

/s/ Simon Dixon	Chief Financial Officer
Simon Dixon	(principal financial officer)

/s/ Simon Benson	Group Chief Accountant
Simon Benson	(principal accounting officer)

/s/ Michael J. Ullmer AO	Director and Chairman
Michael J. Ullmer AO

/s/ Jane S. Hemstritch	Director
Jane S. Hemstritch

/s/ Nicola M. Wakefield Evans	Director
Nicola M. Wakefield Evans

/s/ David P. Craig	Director
David P. Craig

/s/ Philip M. Coffey	Director
Philip M. Coffey

/s/ Elizabeth M. Proust	Director
Elizabeth M. Proust

/s/ Robert Welanetz	Director
Robert Welanetz

/s/ Denis Hickey	Authorized Representative in the United States
Denis Hickey

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2022, among Lendlease Corporation Limited, Lendlease Responsible Entity Limited, in its capacity as responsible entity and trustee of Lendlease Trust, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.